                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           ALAMOSA PCS HOLDINGS, INC.
        ---------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
        ---------------------------------------------------------------
                         (Title of Class of Securities)

                                   011593100
        ---------------------------------------------------------------
                                 (CUSIP Number)

                                  THOMAS HYDE
                             9796 N. INTERSTATE 20
                              MERKEL, TEXAS 79536
                                 (915) 928-3200
                              (915) 928-3168 (FAX)
        ---------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                FEBRUARY 7, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP No. - 011593100                                        Page 2 of 7 Pages
---------------------                                        ------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

              Taylor Telecommunications, Inc.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                                     7      SOLE VOTING POWER

         NUMBER OF                          0
           SHARES                   --------------------------------------------
        BENEFICIALLY                 8      SHARED VOTING POWER
          OWNED BY
            EACH                            5,175,700
          REPORTING                 --------------------------------------------
           PERSON                   9       SOLE DISPOSITIVE POWER
            WITH                            0
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            5,175,700
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,175,700
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]


--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.4%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. - 011593100                                         Page 3 of 7 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                Taylor Telephone Cooperative, Inc.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]


--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER          0
           NUMBER OF
            SHARES              ------------------------------------------------
         BENEFICIALLY            8      SHARED VOTING POWER        5,175,700
           OWNED BY
             EACH               ------------------------------------------------
           REPORTING             9      SOLE DISPOSITIVE POWER     0
            PERSON
             WITH               ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER   5,175,700

--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,175,700
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.4%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

                                                      -----------------
                                                      Page 4 of 7 Pages
                                                      -----------------


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock") of Alamosa PCS Holdings, Inc., a Delaware corporation (the "Alamosa"). The principal executive offices of Alamosa are located at 4403 Brownfield Highway, Lubbock, Texas 79407.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by Taylor Telecommunications, Inc. ("Taylor") and Taylor Telephone Cooperative ("TTC," and together with Taylor, the "Reporting Persons"). Taylor is a wholly-owned subsidiary of TTC. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         Taylor is a Texas corporation. The principal business activities of the Taylor is to provide cellular service and to operate and maintain fiber optic capacity for lease. TTC is a Texas corporation. TTC provides telephone services as a telephone cooperative. The principal business and office address of each of the Reporting Persons is 9796 N. Interstate 20, Merkel, Texas 79536.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Persons are set forth on Attachment A hereto. Such persons disclaim beneficial ownership of the shares of Common Stock held by Taylor.

         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has been
(1) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 3, 2000, Taylor acquired 75,700 shares of Common Stock for $15.8525 per share, the initial public offering price less the underwriting discount, by exercising its right to purchase a portion of up to 10% of the common stock offered to the public in Alamosa's initial public offering of Common Stock (the "10% Shares"). Taylor used borrowings from an established line of credit with Rural Telephone Finance Cooperative to finance the acquisition of the 10% Shares.

         On February 7, 2000, Taylor acquired an additional 5,100,000 shares of Common Stock of Alamosa as a result of a merger of Alamosa PCS Holdings, Inc., a Texas corporation ("Alamosa-Texas"), with and into its wholly-owned subsidiary, Alamosa. Taylor's shares of

                                                   -----------------
                                                   Page 5 of 7 Pages
                                                   -----------------


Alamosa-Texas' common stock were exchanged for shares of Common Stock of Alamosa at a ratio of 1:1 (the "Merger Shares").

ITEM 4.  PURPOSE OF THE TRANSACTION

         As stated in Item 3 above, the Reporting Persons acquired the Merger Shares as a result of the merger.

         The Reporting Persons acquired the 10% Shares and the Merger Shares for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise. The Reporting Persons have no plans or proposals which relate to or would result in any action specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

         Mr. Thomas Hyde, the Manager of Taylor and TTC, currently serves on the board of directors of Alamosa. However, there is no agreement or arrangement among the Reporting Persons and Alamosa or any other person for him to continue to serve as a director of Alamosa.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The responses of each Reporting Person to Items 7, 8, 9, 10, 11 and 13 on the cover page of this statement and Attachment A hereto relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. The Reporting Persons share voting and dispositive power as a result of their parent-subsidiary relationships.

         Except as set forth in Item 3 above and Attachment A hereto, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person identified on Attachment A, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Taylor and Mr. Hyde have each entered into Lockup Agreements with Salomon Smith Barney Inc. on behalf of the underwriters (herein so called), the form of which is attached hereto as Exhibit 2, dated February 2, 2000. The Lockup Agreements provide that those persons will not, directly or indirectly, offer, pledge, sell, or otherwise dispose of any shares of capital stock of Alamosa, including but not limited to the filing, or participation in the filing, of a registration statement with the Securities and Exchange Commission (the "SEC") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder with respect to, any shares of capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such a

                                                  -----------------
                                                  Page 6 of 7 Pages
                                                  -----------------

transaction, without prior written consent of Salomon Smith Barney Inc. until July 31, 2000.

         Except as set forth above, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person identified on Attachment A is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit l         Joint Filing Agreement, dated as of February 16, 2000,
                  entered into by and between Taylor Telecommunications, Inc.
                  and Taylor Telephone Cooperative, Inc.

Exhibit 2         Form of Lockup Agreement

                                                     -----------------
                                                     Page 7 of 7 Pages
                                                     -----------------




                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2000




                            TAYLOR TELECOMMUNICATIONS, INC.


                            By: /s/ THOMAS HYDE
                                ------------------------
                                Thomas Hyde
                                Manager




                            TAYLOR TELEPHONE COOPERATIVE, INC.


                            By: /s/ THOMAS HYDE
                                ------------------------
                                Thomas Hyde
                                Manager

                                  ATTACHMENT A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                 TAYLOR TELECOMMUNICATIONS, INC. ("TAYLOR") AND
                  TAYLOR TELEPHONE COOPERATIVE, INC. ("TTC")

------------------------------------------------------------------------------------------------------------------------------------
                            PRESENT BUSINESS     PRESENT PRINCIPAL    AMOUNT OF      DATE      PRICE PER    TYPE OF       PLEDGED?
                            -----------------    ------------------   ----------     -----     ---------    --------      -------
    NAME AND POSITION            ADDRESS             OCCUPATION       SECURITIES    ACQUIRED     SHARE     TRANSACTION
    -----------------            -------             ----------       ----------    --------     -----     -----------
------------------------------------------------------------------------------------------------------------------------------------
Thomas Hyde*,             9796 N. Interstate 20   Manager of Taylor    28,000*      12/9/99     $17.00     Director's     NO
Manager of Taylor         Merkel, TX              and TTC                                                  Options
and TTC                   79536
------------------------------------------------------------------------------------------------------------------------------------
Jack J. Farmer,           5215 CR 241             Self-Employed        0            N/A         N/A        N/A            N/A
President of Taylor and   Clyde, TX               Farmer
TTC                       79510

------------------------------------------------------------------------------------------------------------------------------------
Sam West,                 604 FM 604              Self-Employed        0            N/A         N/A        N/A            N/A
Vice President of Taylor  Abilene, TX             Farmer
and TTC                   79601

------------------------------------------------------------------------------------------------------------------------------------
Frank Antilly,            17666 Hwy 277 S         Self-Employed        0            N/A         N/A        N/A            N/A
Secretary of              Wingate, TX             Rancher
Taylor and TTC            79566

------------------------------------------------------------------------------------------------------------------------------------
J. L. Poor,               2560 FM 605             Retired              500          2/3/00      $17.00     Directed Share NO
Member of                 Hawley, TX                                   600          2/3/00      $28.00     Purchase/
Taylor and TTC            79525                                                                            Open Market
                                                                                                           Purchase
------------------------------------------------------------------------------------------------------------------------------------
Charles Byers,            11967 FM 1265           Self-Employed        0            N/A         N/A        N/A            N/A
Member of                 Merkel, TX 79536        Farmer
Taylor and TTC

------------------------------------------------------------------------------------------------------------------------------------
Delmon Smith,             102 CR 143              Retired              1000         2/3/00      $31.00     Open Market    NO
Member of                 Lawn, TX                                                                         Purchase
Taylor of TTC             79530

------------------------------------------------------------------------------------------------------------------------------------
Tommy Cumby,              326 FM 614              Auto Parts           200          2/3/00      $29.94     Open Market    NO
Asst. Secretary and       Ovalo, TX 79541         Manager                                                  Purchase
Treasurer of Taylor
and TTC

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Doug Bryan,               3109 CR 209             Self-Employed        0            N/A         N/A        N/A            N/A
Member of                 Wingate, TX             Farmer
Taylor and TTC            29566

------------------------------------------------------------------------------------------------------------------------------------
Louis Brooks, Jr.,        P.O. Box 47             Self-Employed        200          2/3/00      $29.51     Open Market    NO
Member of                 Sweetwater, TX          Rancher                                                  Purchase
Taylor and TTC            79556

------------------------------------------------------------------------------------------------------------------------------------


* Mr. Hyde has the right to acquire 28,000 shares at a price of $17.00 per share pursuant to options granted under Alamosa's stock option plan. Such options are exercisable immediately and expire on December 9, 2009.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   l              Joint Filing Agreement, dated as of February 16, 2000,
                  entered into by and between Taylor Telecommunications, Inc.
                  and Taylor Telephone Cooperative, Inc.

   2              Form of Lockup Agreement